UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Keypath Education International, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

N/A

(CUSIP Number)

M. Avi Epstein

Sterling Partners

167 N Green St., 4th Floor, Chicago, IL 60607

(312) 465-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Sterling Fund Management, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 141,687,978
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 141,687,978

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 141,687,978 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.0%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	The reported securities represent CHESS Depositary Interests (“CDIs”) that are listed on the Australian Securities Exchange. CDIs are convertible at the option of the holder thereof into shares of Common Stock on a 1-for-1 basis.

(2)	Calculated based on 214,694,686 shares of common stock, par value $0.01 per share (“Common Stock”) outstanding as of July 26, 2024, as disclosed in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commissions (the “SEC”) on August 8, 2024.

1.	Names of Reporting Persons Sterling Capital Partners IV, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 141,687,978
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 141,687,978

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 141,687,978 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.0%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	The reported securities represent CDIs that are listed on the Australian Securities Exchange. CDIs are convertible at the option of the holder thereof into shares of Common Stock on a 1-for-1 basis.

(2)	Calculated based on 214,694,686 shares of Common Stock outstanding as of July 26, 2024, as disclosed in the Issuer’s Definitive Proxy Statement filed with the SEC on August 8, 2024.

1.	Names of Reporting Persons Sterling Karpos Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 141,687,978
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 141,687,978

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 141,687,978 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.0%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	The reported securities represent CDIs that are listed on the Australian Securities Exchange. CDIs are convertible at the option of the holder thereof into shares of Common Stock on a 1-for-1 basis.

(2)	Calculated based on 214,694,686 shares of Common Stock outstanding as of July 26, 2024, as disclosed in the Issuer’s Definitive Proxy Statement filed with the SEC on August 8, 2024.

1.	Names of Reporting Persons Karpos Intermediate, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 141,687,978
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 141,687,978

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 141,687,978 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.0%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	The reported securities represent CDIs that are listed on the Australian Securities Exchange. CDIs are convertible at the option of the holder thereof into shares of Common Stock on a 1-for-1 basis.

(2)	Calculated based on 214,694,686 shares of Common Stock outstanding as of July 26, 2024, as disclosed in the Issuer’s Definitive Proxy Statement filed with the SEC on August 8, 2024.

1.	Names of Reporting Persons AVI Mezz Co., L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 141,687,978
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 141,687,978

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 141,687,978 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.0%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	The reported securities represent CDIs that are listed by the Issuer for trading on the Australian Securities Exchange. CDIs are convertible at the option of the holder thereof into shares of Common Stock on a 1-for-1 basis.

(2)	Calculated based on 214,694,686 shares of Common Stock outstanding as of July 26, 2024, as disclosed in the Issuer’s Definitive Proxy Statement filed with the SEC on August 8, 2024.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Keypath Education International, Inc. (the “Issuer”).

Th address of the principal executive offices of the Issuer is 1501 East Woodfield Road, Suite 204N, Schaumburg, IL 60173 and its jurisdiction of incorporation is Delaware.

Item 2. Identity and Background

(a)-(c)	This Schedule 13D is being jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit 24 and incorporated herein by reference, by each of the following persons (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)	AVI Mezz Co., L.P. (the “Majority Stockholder”);
(ii)	Karpos Intermediate, LLC (“Parent”);
(iii)	Sterling Karpos Holdings, LLC (“TopCo”);
(iv)	Sterling Capital Partners IV, LLC (“SCP IV GP”); and
(v)	Sterling Fund Management, LLC (“SFM”).

The Principal Business of the Majority Stockholder is to hold the reported securities on behalf of Sterling Capital Partners IV, L.P. (“SCP IV”) and SCP IV Parallel, L.P. (“SCP IV Parallel” and, together with SCP IV, the “SCP IV Funds”). Parent is a Delaware limited liability company formed on May 10, 2024, solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Merger, each as defined below. Parent has not conducted any business operations except in furtherance of this purpose and activities incident to its formation. The principal business of Upper Parent, a Delaware corporation, is to hold the capital stock of Parent. The principal business of TopCo, a Delaware limited liability company, is to hold the capital stock of Upper Parent, the sole member of Parent. The principal business of SCP IV GP, a Delaware limited liability company, is to serve as the general partner of SC Partners IV, LP (the “Funds IV GP”), the general partner of the SCP IV Funds. The principal business of SFM, a Delaware limited liability company, is to provide investment management to various client funds and accounts including the SCP IV Funds, pursuant to an investment management agreement with the Funds IV GP. The principal office address of the Reporting Persons is c/o Sterling Partners, 167 N Green St, 4th Floor, Chicago, Il 60607.

(d)-(e)	During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Persons have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in or incorporated into Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

This Schedule 13D relates to the acquisition of the Issuer by Sterling Partners, pursuant to the Agreement and Plan of Merger, dated as of May 23, 2024 (the “Merger Agreement”), by and among the Company, Parent and Karpos Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”).

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent, and each share of Common Stock outstanding immediately prior to the effective time of the Merger, other than shares of Common Stock held by the Management Rollover Stockholders (as defined below), the Company, Parent, Merger Sub and stockholders who have validly exercised their appraisal rights under the Delaware General Corporation Law, will be canceled and converted into the right to receive $0.87 Australian Dollars (“A$”) (the “Transaction Consideration”).

The total amount of funds necessary to consummate the Merger and related transactions, including payment of related fees and expenses, will be approximately $50 million. Concurrently with the execution of the Merger Agreement, Parent, as the borrower, and Upper Parent, as the direct parent company of Parent, entered into a credit agreement (the “Credit Agreement”), pursuant to which funds affiliated with Morgan Stanley Private Credit have committed to provide up to a $40 million senior secured term loan facility to Parent, the aggregate proceeds of which are expected to be, together with the Company’s cash on hand, sufficient for Parent to pay the aggregate Transaction Consideration.

The foregoing descriptions of the Merger Agreement and the Credit Agreement are not intended to be complete and are each qualified in their entirety by the full text of such agreements which are filed as Exhibits 10.1 and 10.2 hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a)–(b)	The information contained on the cover pages of this Schedule 13D and the information set forth in Item 4 of this Schedule 13D are incorporated herein by reference.

The Majority Stockholder directly holds 141,687,978 CDIs, representing a right to acquire and beneficial ownership of an equivalent number of shares of Common Stock, constituting 66.0% of the shares of Common Stock outstanding as of July 26, 2024. Such percentage is calculated assuming 214,694,686 shares of Common Stock outstanding as disclosed in the Issuer’s Definitive Proxy Statement filed with the SEC on August 8, 2024.

The Majority Stockholder directly holds the reported securities on behalf of SCP IV and SCP IV Parallel. The general partner of the Majority Stockholder is SCP IV. The general partner of SCP IV and SCP IV Parallel is the Funds IV GP. The general partner of Funds IV GP is SCP IV GP (together with the foregoing entities, the “Sterling Holders”). SCP IV GP is managed by majority vote of Steven M. Taslitz, Douglas L. Becker and R. Christopher Hoehn-Saric, who each disclaim beneficial ownership of the reported securities. As a result of the aforementioned ownership and control relationships, the Sterling Holders may be deemed to beneficially own the securities directly held by the Majority Stockholder.

As a result of the Management Rollover Agreements (defined below), the Reporting Persons may be deemed to be in a group with the Management Rollover Stockholders (defined below), who collectively beneficially own an aggregate of 10,959,740 CDIs. Aggregating such CDIs with the securities beneficially owned by the Reporting Persons, the group would beneficially own 152,647,718 CDIs representing 152,647,718 shares of Common Stock and constituting 71.1% of the shares of Common Stock outstanding as of July 26, 2024. The securities reported in this Schedule 13D do not include the CDIs directly or indirectly held by the Management Rollover Stockholders and the Reporting Persons disclaim beneficial ownership of such securities.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Issuer, or any of the Reporting Persons that it is the beneficial owner of any of the Ordinary Shares referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership (other than beneficial ownership of Ordinary Shares directly held by such Reporting Person) is expressly disclaimed by each such Reporting Person.

(c)-(d)	Except as reported in Item 4 hereof, the Reporting Persons have not engaged in any transactions in the Ordinary Shares in the last sixty days. Except as set forth herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares of the Issuer reported by this Schedule 13D.

(e)	Subject to, and upon consummation of, the Merger, the Issuer will become a wholly-owned subsidiary of Parent and, as a result, the Reporting Persons will have no further Section 13(d) or 13(g) reporting obligations with respect to securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in or incorporated into Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Sterling Support Agreement

On May 23, 2024, in connection with the execution of the Merger Agreement, the Majority Stockholder entered into a Voting and Support Agreement (the “Sterling Support Agreement”) with Sterling Karpos Holdings, LLC, an affiliate of the Sponsor and the indirect owner of Parent (“TopCo”) with respect to the securities owned by the Majority Stockholder (the “Owned Shares”). Under the Support Agreement, the Majority Stockholder agreed, among other things and on the terms set forth therein, to (i) not transfer any of its Owned Shares or to enter into a contract or agreement relating thereto except in certain circumstances; (ii) vote (or cause to be voted) at the Stockholder Meeting the Owned Shares then beneficially owned by the Majority Stockholder in favor of the approval of the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement; (iii) vote in favor of the approval of a proposal to adjourn or postpone the Stockholder Meeting to a later date if there are not sufficient votes for the approval of the Merger Agreement and the Merger on the date on which such meeting is held; (iv) vote against any action or agreement that would reasonably be expected to result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled; and (v) vote in favor of any other matter or action necessary or desirable in furtherance of the Merger and the other transactions contemplated by the Merger Agreement.

Sterling Contribution and Exchange Agreement

On May 23, 2024, in connection with the execution of the Merger Agreement, the Majority Stockholder entered into a Contribution and Exchange Agreement with TopCo, pursuant to which the Majority Shareholder agreed to exchange shares of Common Stock for TopCo Equity Units, on or prior to the Closing.

Management Rollover Agreements

Mr. Fireng, the Company’s Global Chief Executive Officer and Executive Director and Mr. O’Hare, the Company’s Chief Executive Officer, Australia Asia-Pacific (collectively, the “Management Rollover Stockholders”), own in the aggregate 10,382,897 CDIs, or approximately 4.80% of the Company’s outstanding CDIs, each entered into certain conditional Rollover Agreements with TopCo on May 23, 2024 (together, the “Management Rollover Agreements”), pursuant to which the Management Rollover Stockholders, among other things, agreed to, directly or indirectly, exchange shares of Common Stock for TopCo Equity Units, on or prior to the Closing, expressly conditioned upon the Management Rollover Stockholders and TopCo reaching agreement on and entering into certain definitive agreements relating to (i) the governance terms and repurchase terms relating to the TopCo Equity Units, (ii) certain future compensation arrangements, and (iii) the terms of new TopCo incentive equity plans benefiting each of the Management Rollover Stockholders. If TopCo and the Management Rollover Stockholders were unable to agree on such definitive agreements prior to the Closing, the Management Rollover Stockholders would have no obligation to TopCo to exchange their shares of Common Stock in connection with the Merger. On or after September 3, 2024, TopCo and the Management Rollover Stockholders reached agreement regarding such definitive agreements.

The foregoing descriptions of the Sterling Support Agreement and the Management Rollover Agreements are not intended to be complete and are each qualified in their entirety by the full text of such agreements which are filed as Exhibits 10.3, 10.4 and 10.5, respectively, hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 10.1	Agreement and Plan of Merger, dated May 23, 2024, by and among Karpos Intermediate, LLC, Karpos Merger Sub, Inc., and Keypath Education International, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by the Issuer May 24, 2024).

Exhibit 10.2	Credit Agreement dated as of May 23, 2024 among Karpos Intermediate, LLC, as the Borrower, Karpos Parent, Inc., as Parent, various lenders from time to time party thereto and MS Private Credit Administrative Services LLC, as Administrative Agent and Collateral Agent. (incorporated by reference to Exhibit (b)(1) of Amendment No. to the Schedule 13E-3, filed with the SEC on July 26, 2024)

Exhibit 10.3	The Voting and Support Agreement, dated as of May 23, 2024, by and among Keypath Education International, Inc. and AVI Mezz Co., L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by the Issuer May 24, 2024)

Exhibit 10.4	The Rollover Agreement between Steven Fireng and TopCo, dated May 23, 2024 (incorporated by reference to Exhibit (d)(4) of Amendment No. to the Schedule 13E-3, filed with the SEC on July 26, 2024)

Exhibit 10.5	The Rollover Agreement between Ryan O’Hare and TopCo, dated May 23, 2024 (incorporated by reference to Exhibit (d)(5) of Amendment No. to the Schedule 13E-3, filed with the SEC on July 26, 2024)

Exhibit 24	Joint Filing Agreement, dated as of September 9, 2024, by and among AVI Mezz Co., L.P., Karpos Intermediate, LLC, Sterling Karpos Holdings, LLC, Sterling Capital Partners IV, LLC and Sterling Fund Management, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2024

AVI Mezz Co., L.P.

By:	Sterling Capital Partners IV, L.P.
Its:	General Partner

By:	SC Partners IV, L.P.
Its:	General Partner

By:	Sterling Capital Partners IV, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Chief Operating Officer and General Counsel

Sterling Karpos Holdings, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	President

Sterling Capital Partners IV, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Chief Operating Officer and General Counsel

Karpos Intermediate, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	President

Sterling Fund Management, LLC

By:	Sterling Fund Management Holdings, L.P.
Its:	General Partner

By:	Sterling Fund Management Holdings GP, LLC
Its:	General Partner

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Chief Operating Officer and General Counsel